Filed by North Fork Bancorporation, Inc.
                                    Pursuant to Rule 425 under the Securities
                                      Act of 1933
                                    Subject Company:  Dime Bancorp, Inc.
                                    Commission File No. 001-13094



[NORTH FORK BANCORPORATION, INC. LOGO]
John Adam Kanas
President, Chairman &
Chief Executive Officer


June 29, 2000


Dear Dime Shareholder:

      The enclosed articles summarize a recent conference call we had with several hundred Dime shareholders. I know this matter has become confusing to some shareholders so I thought these articles might help to clarify the current status of this contest.

      In short, Dime management has failed to produce any other bids for the company besides ours, despite the fact that they have had months to do so. By checking the box "withhold authority" on any one of the proxies you have received, you will be encouraging the Dime board to act responsibly and give shareholders a chance to voice their opinion regarding the future of your company. There is simply no downside risk to your sending that message.

      If our solicitation is successful, Dime's director nominees will be forced to stand for re-election next year along with five other Dime directors whose terms expire in 2001. If that happens, we will propose a competing slate of ten director nominees at next year's annual meeting. If the Dime nominees are re-elected at the upcoming shareholders' meeting in July, we will withdraw our pending offer to purchase Dime.

      I remind you that the Dime board refuses to take our calls requesting a meeting to discuss our offer. We have already said and repeat that we would be willing to raise our price if Dime management will meet with us and prove to us the value of their company. Only you can get us in the door to make our final offer. Vote "withhold authority" and help us unlock the true value of our Dime stock.

                                            Sincerely yours,

                                            /s/ John Adam Kanas



                    275 Broadhollow Road, Melville, NY 11747


IMPORTANT REMINDER: The proxy with the latest date is the only one that will count. If you have already voted to support the Dime director nominees and would like to change your vote, you may do so by simply signing, dating and returning the enclosed GOLD proxy card today.

--------------------------------------------------------------------------------

                                    IMPORTANT

      If your shares are held in your own name, please sign, date and return the enclosed GOLD proxy card today. If your shares are held in "street-name," only your broker or bank can vote your shares and only upon receipt of your specific instructions. Please return the enclosed GOLD proxy card to your broker or bank and contact the person responsible for your account to ensure that a GOLD proxy is voted on your behalf.

      Please act now! Dime's Annual Meeting of Stockholders is scheduled to take place on July 14, 2000 at 10:00 a.m. at Chelsea Piers, Pier 60, 23rd Street and Hudson River, New York, New York.

      If you have any questions or need assistance in voting your shares, please call:

                              D.F. KING & CO., INC.

                                 77 Water Street
                            New York, New York 10005
                            Toll Free: 1-800-755-7250

--------------------------------------------------------------------------------

Investors and security holders are advised to read North Fork's registration statement and tender offer statement with respect to its exchange offer for Dime common stock, North Fork's proxy statement with respect to North Fork's proposed solicitation of proxies from Dime stockholders in connection with Dime's 2000 annual meeting of stockholders, and any amendments or supplements to any of such documents (when they become available), because each of these documents contains, or will contain, important information. Investors and security holders may obtain a free copy of the exchange offer registration statement, the tender offer statement, the proxy statement, any amendments or supplements to any of such documents (when they become available), and any other documents filed by North Fork with the SEC, at the SEC's Internet web site at www.sec.gov. Each of these documents may also be obtained free of charge by overnight mail or direct electronic transmission by calling North Fork's information agent, D.F. King & Co., Inc. toll-free at 1-800-755-7250.


AMERICAN BANKER                                        WEDNESDAY, JUNE 28, 2000


         NORTH FORK CHAIRMAN FIRES BACK AT DIME, SAYS PROFITS ARE FINE


BY LIZ MOYER

     North Fork Bancorp chairman John Adam Kanas, going on the defensive Tuesday, said its outlook for second-quarter and yearend profits was positive despite market rumors to the contrary that have dampened the Melville, N.Y., company's stock in recent weeks.

     During a teleconference with reporters and investors of Dime Bancorp shares, Mr. Kanas said he was "suspicious" of the origin of the rumors. North Fork's stock has declined 12% since its level of $17.750 at the beginning of June.

     North Fork and Dime have been locked in a contentious battle since this spring, when Mr. Kanas launched an unsolicited $1.9 billion takeover of the New York thrift. The takeover bid succeeded in blocking Dime's plans to merge with Hudson United Bancorp of New Jersey.

     "Our balance sheet is rock solid," Mr. Kanas said in an attempt to debunk rumors of credit quality problems. "We continue to feel that the quarters will get better and better."

     With that, the feisty Mr. Kanas proceeded to throw his own rumors in Dime's direction in another attempt to sway opinion in favor of his merger proposal.

     Mr. Kanas said he had heard rumors this week that MetLife Inc., the huge New York insurer that recently announced plans to introduce banking services to its policyholders, may be preparing a bid for Dime. Should MetLife buy Dime, Mr. Kanas said he could take credit for helping to advance the cause of industry convergence.

     "We could be a catalyst," Mr. Kanas said. "It would break the logjam" for the mergers of banks and insurance companies.

     A MetLife spokesman said the company does not comment on rumors in the marketplace.

     A spokesman for Dime declined to comment on Mr. Kanas' remarks.

     Rumors aside, Mr. Kanas threatened to stick with his bid for Dime to the bitter end, and added he had a budget of $10 million to "see this through."

     His plan is to convince enough Dime shareholders to vote against -- or "withhold authority," in technical parlance -- the five director nominees Dime has offered for election at its annual shareholders meeting scheduled for July 14.

     Should a majority of Dime shareholders side with Mr. Kanas, he would have the chance to introduce his own slate of candidates at next year's annual meeting.

     This would allow him to take over the company.

     So far about 18.6 million of Dime shares have been pledged to support North Fork, Mr. Kanas said. That is about 17% of Dime's total shares outstanding, up from the 9% share Mr. Kanas reported last month.

     Mr. Kanas has asserted that Dime's management will do everything in its power to prevent a sale of the company to North Fork. In previous statements, Dime has called North Fork's offer inadequate and said it is in the midst of a strategic review of its alternatives. Dime has also said it has entered into preliminary discussions with potential suitors.

     To date no other bidders have stepped forward.

     During the conference call, Mr. Kanas also appealed to Dime's low-level employees. North Fork's history with mergers shows that the majority of the cost savings have come from slashing the executive ranks, not the rank-and-file, he said.

     "There are 300 openings at North Fork we can't fill," Mr. Kanas said. "Lower level employees shouldn't be worried about it."


[Graphic omitted]


                                    NEWSDAY

                           THE LONG ISLAND NEWSPAPER

                       WEDNESDAY, JUNE 28, 2000 - NASSAU

                               LONG ISLAND INC.


                  NORTH FORK CHALLENGES DIME DIRECTORS' SLATE


Just when both fighters seemed to have retreated to their corners, North Fork Bancorporation threw another punch yesterday, urging Dime Bancorp shareholders to vote against Dime's board of directors and attempting to debunk the latest rumors about alternative bidders.


     In a conference call that lasted more than an hour yesterday, North Fork chief executive John Adam Kanas urged shareholders to "withhold authority" against the slate of five Dime directors, including Dime chief executive Lawrence J. Toal, up for re-election at Dime's July 14 annual meeting.


     If more than half of the voting shares withhold authority, those directors would remain in control, but they would have to be re-elected at the next annual meeting in 2001. [Paragraph circled]


     Kanas said that would leave 10 director seats up for election in 2001, and suggested he would put up his own slate of 10 directors to run then.


     But while he is prepared to stay in the fight for the next year, or longer, Kanas emphatically said he is also ready to pull out and end his bid -- if he doesn't get the withholding authority vote.


     Bank analyst James Ackor, with Tucker Anthony in Portland, Maine, said withholding authority is a very rare occurrence, and while mostly symbolic, it's "strong symbolism" for Dime's management.


     "If it turns out they can't get the votes they need for re-election, that's the strongest signal you can possibly send," Ackor said. [Paragraph circled]


     A Dime spokesman refused to comment yesterday.


     Yesterday, North Fork extended its offer until the end of next month. Kanas said 18.6 million Dime shares have been tendered to North Fork so far.


     Although Kanas and several analysts named MetLife Inc. as a potential suitor for Dime yesterday, sources told Newsday the two companies were not in talks.


     Kanas seemed more willing yesterday to accept the possibility of another bidder winning Dime, noting that North Fork at least stopped the "value destructive" pending merger with Hudson United Bancorp.


                                                          -- RANDI FEIGENBAUM




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